Exhibit 1

DURBAN ROODEPOORT DEEP, LIMITED

(Incorporated in the Republic of South Africa)

Registration No.1895/000926/06

ARBN 086 277616

JSE trading symbol: DUR

ISIN Code: ZAE 000015079

Issuer code: DUSM

NASDAQ trading symbol: DROOY

REPORT TO SHAREHOLDERS FOR THE 3rd QUARTER ENDED 31 MARCH 2004 OF THE 2004 FINANCIAL YEAR

Group Results

(Unaudited)

HIGHLIGHTS

Cash operating profit up 35% (38% in Rand terms)

DRD delivers on growth despite flat Rand gold price

Healthy balance sheet ratios

North West Operation returns to profit

Australasian cash operating costs at US$208 per ounce

		Quarter Mar 2004	Quarter Dec 2003	9 months to Mar 2004

Gold production (attributable)	oz	240 758	237 307	676 558
	kg	7 488	7 381	21 043
Cash operating costs	US$/oz	318	330	340
	R/kg	69 329	71 766	76 268
Gold price received	US$/oz	406	396	390
	R/kg	88 577	86 032	87 118
Net profit/(loss) – US Gaap	US$m	9.7	(1.4)	(13.5)
	R m	64.7	(7.1)	(104.5)
Capital expenditure	US$m	5.9	8.1	18.7
	R m	39.9	55.4	130.3

STOCK

ISSUED CAPITAL

231 998 228 ordinary no par value shares

5 000 000 cumulative preference shares

Total ordinary no par value shares issued and committed: 256 507 828

STOCK TRADED		JSE		ASX		NASDAQ		FRANKFURT

Avg. volume for the quarter per day (000)		119		6		4 869		143
% of issued stock traded (annualised)		13%		1%		548%		16%

Price	- High	R	28.00	A$	5.20	USD	4.10	Euro	3.16
	- Low	R	20.00	A$	4.00	USD	2.98	Euro	2.46
	- Close	R	21.62	A$	4.39	USD	3.51	Euro	2.81

ADDRESS DETAILS

REGISTERED OFFICE :	TRANSFER SECRETARIES :
45 Empire Road, Parktown,	Ultra Registrars (Pty) Ltd,
South Africa	PO Box 4844,
PO Box 390,	Johannesburg 2000,
Maraisburg 1700,	South Africa
South Africa

UNITED KINGDOM REGISTRARS :	DEPOSITORY BANK :
St. James’ Corporate Services Ltd,	American Depository Receipts,
6 St. James’ Place,	The Bank of New York,
London	Shareholders Relations Department,
SW IA INP	101 Barclay Street,
New York, NY 10296

FORWARD LOOKING STATEMENTS

Some of the information in this release may contain projections or other forward looking statements regarding future events or other future financial performance, including statements regarding the Blyvoor operation reaching full capacity, the success of DRD’s takeover bid of Emperor Mines Limited and its strategy, if its bid is successful, to grow Emperor’s operations and for DRD’s operations to experience continued growth.  We wish to caution you that these forward-looking statements are not guarantees or predictions of future performance, and involve known or unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual events or results to differ materially from those expressed in the statements contained in this release.  Factors that could cause or contribute to such differences are discussed in the sections entitled ‘Risk Factors’ included in our annual report on Form 20-F for the fiscal year ended 30 June 2003, which we filed with the United States Securities and Exchange Commission on 30 December 2003 and is available on the SEC’s website at www.sec.gov.  We undertake no obligation to publicly update or release results of any of these projections or forward looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

LETTER TO SHAREHOLDERS

Dear shareholder

Gold reached another high during the quarter under review, touching US$432.75 per ounce on 22 March 2004, on the back of the continued economic and geopolitical uncertainty that we highlighted in our previous quarterly report. Our belief in the gold price is underpinned by these events, with the current erratic behaviour of the metal symptomatic of these global pressures. Quarter on quarter, the average Dollar gold price received was 2.5% higher at US$406 per ounce and the Rand gold price was 3% higher at R88 577 per kilogram. Gold production for the quarter was steady at 240 758 ounces (previous quarter: 237 307 ounces). The Australasian operations delivered 73 014 ounces, representing an increase of 7.5% quarter on quarter. Overall, the South African operations continued to deliver, with the turnaround at the North West Operations demonstrating sustainability.

Cash operating profit increased by a respectable 35% (38% in Rand terms) to US$19.1 million (R130.4 million) from US$14.1 million (R94.7 million) in the previous quarter. At the South African operations, cash operating profit doubled to US$4.6 million (R32.0 million) and at the Australasian operations increased by 23% to US$14.5 million (R98.4 million) quarter on quarter.

Unit cash operating costs continued to improve quarter on quarter reducing by 3.6% to US$318 per ounce and 3.4% to R69 329 per kilogram.

South African operations

The North West Operations returned to profitability during the quarter for the first time since the December 2002 quarter. Cash operating profit was US$4.3 million (R28.9 million) compared to a cash operating loss in the previous quarter of US$0.5 million (R3.9 million). Gold production has been over 900 kilograms (28 900 ounces) per month and average cash operating costs were US$357 per ounce (R77 859 per kilogram) for the quarter. This result reflects the sustainability of the turnaround since completing the 60-day review and subsequent restructuring in September 2003.

The Blyvoor operation reported a decline in profit due to a reduction in grade and a slow start up during the commissioning phase of the slimes dam project. The grade profile has been corrected through the implementation of various operational initiatives, including a ground breaking incentive scheme reached with rock drill operators. The re-balancing of the slimes dam project has been completed with gold output expected to reach full capacity by the end of the current quarter. Average cash operating costs for the quarter were US$398 per ounce (R86 855 per kilogram).

Overall, the South African operations produced 144 775 ounces (previous quarter: 145 677 ounces). Average cash operating costs were US$373 per ounce or R81 398 per kilogram compared to the previous quarter of US$376 per ounce or R81 697 per kilogram. This generated a cash operating profit of US$4.6 million (R32.0 million) compared to the previous quarter’s US$2.3 million (R15.4 million).

Australasian operations

Tolukuma continues to deliver outstanding results, with production in excess of 7 000 ounces per month for thirteen consecutive months. Cash operating costs for the quarter were US$254 per ounce (R55 348 per kilogram). Production for the quarter was marginally lower at 21 509 ounces compared to 21 767 in the previous quarter, however there has been a dramatic increase in exploration activity. A further outcrop of the Zine vein has been identified containing a resource of nearly 50 000 ounces. Capital expenditure of US$1.2 million was spent on mobile plant and equipment, the Milaihamba project and exploration.

The Porgera Joint Venture continued to deliver strong results with a 12% increase in gold produced to 51 505 ounces from 46 136 ounces in the previous quarter. Porgera was DRD’s lowest-cost producer for the quarter, with unit cash operating costs down by 15% to US$189 per ounce (R41 245 per kilogram). The offer to sell 25% of DRD’s 20% stake in the Porgera Joint Venture to the community-based Mineral Resources Enga (MRE), the local landowners, will not proceed, after a number of conditions precedent for the transaction were not fulfilled.

The Australasian operations (excluding the 19.78% share of Emperor Mines Limited) accounted for 73 014 ounces of quarterly production or just under one third of DRD’s production. Average cash operating costs were US$208 per ounce (US$232 per ounce in the previous quarter) or R45 400 per kilogram (R50 460 per kilogram in the previous quarter). Cash operating profit increased by 23% to US$14.5 million (R98.4 million) for the quarter. During the quarter, DRD launched a takeover bid for the remaining 80.22% of Emperor Mines Limited. The offer is valued at AUS$105 million and has been priced at a ratio of one DRD share for five Emperor shares. The implied premium on the day of the announcement was 32% over the closing Emperor share price of the previous business day. The offer closes (unless extended) on 14 May 2004 (7 pm Sydney time). This acquisition is in line with our stated strategy is to initially grow the Australasian operations to 100 000 ounces of quarterly production at an average cash operating cost below US$250 per ounce.

Crown/ERPM Joint Venture

DRD has a 40% interest in these entities, and manages and operates them on behalf of the shareholders. Attributable production decreased marginally to 22 969 ounces (previous quarter: 23 727 ounces) at an average cash operating cost of US$385 per ounce (R83 994 per kilogram). Capital expenditure for the quarter of US$4.9 million (R33.4 million) - primarily funded by a loan from the Industrial Development Corporation - was directed towards ERPM’s Cason Dump reclamation project and the new pumping facility at the Far East Vertical shaft. On 23 April, Crown Gold Recoveries, the holding company of Crown and ERPM, announced that it was reassessing the viability of ERPM’s underground operations, primarily as a result of the impact of the strong Rand.

Capital raising

During the quarter, Investec Bank (Mauritius) Limited exercised an option to acquire 10.2 million new DRD ordinary shares at a 4.5% discount to the 10-day weighted average share price. A total of R217.4 million (US$32.4 million) was raised. Part of the proceeds were used to close out 180 000 ounces or 57% of the remaining 315 000 ounces under the Eskom “gold for electricity” contract. The balance of 135 000 ounces covers the period January 2005 to September 2005.

An amount of US$2.0 million was invested to acquire the controlling stake in one of the Internet-based gold marketing company GoldMoney.com’s group of companies, which translates into an indirect 14% stake in GoldMoney.com.

Financial

Profit before taxation has increased from breakeven in the previous quarter to US$10.7 million. Basic profit per share rose to 4.2 US cents per share. Stockholder’s equity has increased to US$135.7 million (R861.6 million) from US$85.6 million (R570.5 million) in the previous quarter. With the current ratio at 1.09 and the interest-bearing debt (including the convertible bond) to stockholders’ equity down from 82% the previous quarter to 52% this quarter, the balance sheet continues to improve.

Cash and cash equivalents doubled from US$21.9 million (R145.4 million) to US$47.9 million (R304.4 million), quarter on quarter. Net cash inflow from operating activities after changes in working capital was US$21.8 million (R147.9 million) in the current quarter compared to US$1.5 million (R10.1 million) in the previous quarter.

Outlook

Every operation in the DRD stable has now been the subject of a successful turnaround. By recording continued growth in the face of a flat gold price and a strong Rand, our management has shown that, when this is combined with a focussed acquisition strategy, there is scope for adding further value to a mature asset portfolio. We believe that we will continue to find opportunities to drive this growth further.

Our balance of margin on current ounces of production and leverage on increasing reserve life has now been established. A weakening of the South African Rand would be helpful for the margin, but we believe that it is no longer a pre-requisite to sustaining our gold production.

MARK WELLESLEY-WOOD	IAN MURRAY
Executive Chairman	Chief Executive Officer and Chief Financial Officer
28 April 2004

Incorporating the results of all Durban Roodepoort Deep, Limited subsidiaries, including Blyvooruitzicht Gold Mining Company Limited, Buffelsfontein Gold Mines Limited, West Witwatersrand Gold Holdings Limited, Hartebeestfontein Gold Mine (a division of Buffelsfontein Gold Mines Limited), Tolukuma Gold Mines Limited, 20% of the Porgera Joint Venture, and DRD Australasia on a consolidated basis.

The results of Crown Gold Recoveries (Pty) Ltd, which include the East Rand Proprietary Mines Limited, are accounted for on the equity basis.

The financial statements below are prepared on the historical cost basis and in accordance with South African Statements of Generally Accepted Accounting Practice (SA GAAP). The accounting policies are, in all material respects, consistent with the annual financial statements for the year ended 30 June 2003.

GROUP INCOME STATEMENTS - SA GAAP

FINANCIAL RESULTS

(Unaudited)

	Quarter Mar 2004	(R m) Quarter Dec 2003	9 months to Mar 2004
Gold revenue	600.0	571.5	1 639.0
Cash operating costs	(469.6)	(476.8)	(1 434.9)
Cash operating profit	130.4	94.7	204.1
Other expenses - net	(31.6)	(23.5)	(76.0)
Business development	(1.9)	(1.1)	(4.5)
Care and maintenance costs	(1.6)	(2.2)	(6.3)
Cash profit from operations	95.3	67.9	117.3
Retrenchment costs	(10.7)	(5.3)	(55.5)
Investment income	8.1	11.4	31.2
Interest paid	(12.5)	(13.0)	(39.1)
Net cash operating profit	80.2	61.0	53.9
Rehabilitation	(3.7)	(2.9)	(9.3)
Depreciation	(50.5)	(41.5)	(119.0)
Loss on derivative instruments	16.8	(1.9)	10.3
Gold in process	20.6	(6.6)	5.1
Profit/(loss)before taxation	63.4	8.1	(59.0)
Taxation	(15.4)	(4.6)	(20.0)
Deferred taxation benefit	(9.4)	5.0	79.6
Profit after taxation	38.6	8.5	0.6
Exceptional items	14.9	—	15.6
Net profit	53.5	8.5	16.2
Headline earnings per share-cents	17.0	3.9	0.2
Basic earnings per share-cents	23.5	4.0	7.6
Calculated on the weighted average ordinary shares issued of :	227 024 097	216 388 899	211 481 242
Diluted headline earnings/(loss) per share-cents	11.7	(0.4)	(6.5)
Diluted basic earnings/(loss) per share-cents	17.7	(0.4)	0.3

RECONCILIATION OF HEADLINE EARNINGS (R million)
Net profit per income statement	53.5	8.5	16.2
Add: Asset and investment impairment	20.6	—	20.6
Less: Reversal of asset impairment	(35.5)	—	(36.2)
Headline earnings	38.6	8.5	0.6

GROUP BALANCE SHEETS - SA GAAP

ABRIDGED

(Unaudited)

	(R m)
	Quarter Mar 2004	Quarter Dec 2003
Employment of Capital
Net mining assets	1 041.1	1048.5
Investments	167.4	154.7
Environmental Trust funds	138.7	137.6
Deferred mining and income taxes	368.0	372.0
Other non-current assets	204.2	191.4
Current assets	526.9	384.6
Inventories	107.0	111.8
Trade and other receivables	115.5	127.4
Cash and equivalents	304.4	145.4
	2 446.3	2 288.8
Capital employed
Shareholders’ equity	1 331.8	1 092.6
Borrowings	319.9	331.6
Derivative instruments (Eskom)	95.4	230.1
Rehabilitation	215.9	214.1
Other non-current liabilities	88.0	71.5
Current liabilities	395.3	348.9
Trade and other payables	352.6	305.8
Current portion of borrowings	42.7	43.1
	2 446.3	2 288.8

CHANGES IN SHAREHOLDERS’ INTEREST - SA GAAP

(Unaudited)

	Quarter Mar 2004	(R m) Quarter Dec 2003	9 months to Mar 2004
Shareholders’ interest at the beginning of the period	1 092.6	891.2	456.1
Share capital issued	220.2	161.0	864.6
- for acquisition finance and cash	217.4	162.1	862.4
- for share options exercised and costs	2.8	(0.3)	3.2
- for equity portion of convertible note	—	(0.8)	(1.0)
Movement in retained income	53.5	8.5	16.2
Currency adjustments and other	(34.5)	31.9	(5.1)
Shareholders’ interest at the end of the period	1 331.8	1 092.6	1 331.8

GROUP CASH FLOW STATEMENTS - SA GAAP

ABRIDGED

(Unaudited)

	Quarter Mar 2004	(R m) Quarter Dec 2003	9 months to Mar 2004
Net cash in flow from operating activities before working capital changes	52.2	44.9	8.6
Working capital changes	95.7	(34.8)	101.5
Net cash out flow from investing activities	(53.7)	(565.7)	(608.9)
Net cash in flow from financing activities	69.4	104.2	500.8
Increase/(decrease)in cash & equivalents	163.6	(451.4)	2.0
Translation adjustment	(4.6)	(14.8)	(29.4)
Opening cash and equivalents	145.4	611.6	331.8
Closing cash and equivalents	304.4	145.4	304.4

Incorporating the results of all Durban Roodepoort Deep, Limited subsidiaries, including Blyvooruitzicht Gold Mining Company Limited, Buffelsfontein Gold Mines Limited, West Witwatersrand Gold Holdings Limited, Hartebeestfontein Gold Mine (a division of Buffelsfontein Gold Mines Limited), Tolukuma Gold Mines Limited, 20% of the Porgera Joint Venture, and DRD Australasia on a consolidated basis.

The results of Crown Gold Recoveries (Pty) Ltd, which include the East Rand Proprietary Mines Limited, are accounted for on the equity basis.

The financial statements below are prepared in accordance to Generally Accepted Accounting Principles in the United States of America (US GAAP). The accounting policies are, in all material respects, consistent with the annual financial statements for the year ended 30 June 2003.

GROUP INCOME STATEMENTS - US GAAP

FINANCIAL RESULTS

(Unaudited)

	Quarter Mar 2004	(R m) Quarter Dec 2003	9 months to Mar 2004
Revenues
Product sales (Gold revenue)	600.0	571.5	1 639.0
Cost and expenses	(470.7)	(502.9)	(1 482.7)
Production costs	(487.6)	(493.4)	(1 478.5)
Movement in gold in process	20.6	(6.6)	5.1
Movement in rehabilitation provision	(3.7)	(2.9)	(9.3)
Other operating expenses
Depreciation and amortization	(24.9)	(39.0)	(136.6)
Impairment of assets	(8.3)	—	(7.6)
Employment termination costs	(10.7)	(5.3)	(55.5)
Management and consulting fees	(3.1)	(3.4)	(9.9)
Profit/(loss) on derivative instruments	19.2	10.2	(0.3)
Administration and general charges	(21.9)	(23.2)	(59.9)
Stock based compensation costs	(4.2)	(4.0)	(11.8)
Administration and general charges	(17.7)	(19.2)	(48.1)
Net operating income/(loss)	79.6	7.9	(113.5)
Non-operating income
Interest and dividends	8.1	11.4	31.2
Other income	3.1	3.4	12.7
Finance cost
Interest expense	(19.0)	(22.1)	(58.3)
Profit/(loss) before taxation and other items	71.8	0.6	(127.9)
Income and mining tax expense (15.4)	(4.6)	(20.0)
Deferred taxation benefit/(expense)	8.3	(3.1)	43.4
Net profit/(loss) applicable to stockholders	64.7	(7.1)	(104.5)
Basic profit/(loss)per share (cents)	28.5	(3.3)	(49.4)
Diluted profit/(loss) per share (cents)	22.3	(3.3)	(50.8)

US/SA GAAP RECONCILIATION

	Quarter Mar 2004	(R m) Quarter Dec 2003	9 months to Mar 2004
Net profit/(loss) determined under US GAAP	64.7	(7.1)	(104.5)
Adjusted for:
Financial instruments	(0.5)	4.9	(0.8)
Depreciation of mineral rights and assets	(2.8)	(2.8)	39.7
Accounting for business combinations	0.3	0.3	1.0
Stock based compensation costs	4.2	4.0	11.8
Fair value adjustment on investments	5.3	1.1	32.8
Deferred taxation on adjustments	(17.7)	8.1	36.2
Effect of US GAAP adjustments	(11.2)	15.6	120.7
Net profit determined under SA GAAP	53.5	8.5	16.2

GROUP BALANCE SHEETS - US GAAP

ABRIDGED

(Unaudited)

	(R m)
	Quarter Mar 2004	Quarter Dec 2003
ASSETS
Current assets	526.9	384.6
Cash and cash equivalents	304.4	145.4
Receivables	115.5	127.4
Inventories	107.0	111.8
Mining assets	1 067.0	1 048.7
Cost	3 050.8	3 064.0
Accumulated depreciation & amortization	(1 983.8)	(2 015.3)
Other assets	510.3	483.8
Deferred income and mining tax	—	-Non-
current assets	510.3	483.8
Total assets	2 104.2	1 917.1
LIABILITIES & STOCKHOLDERS’ EQUITY
Current liabilities	483.3	420.4
Bank overdraft	36.2	22.3
Accounts payable and accrued liabilities	404.4	355.0
Short-term portion of long-term loans	42.7	43.1
Long-term loans	20.0	23.4
Convertible loan note	383.9	400.3
Derivative instruments (Eskom)	95.4	230.1
Deferred income and mining tax	44.1	58.3
Provision-environmental rehabilitation	215.9	214.1
Stockholders’ equity	861.6	570.5
Authorised
300 000 000 ordinary no par value shares
5 000 000 cumulative preference shares
Issued
231 998 228 ordinary no par value shares
5 000 000 cumulative preference shares
Stated capital and share premium	3 066.5	2 846.3
Additional paid in capital	98.5	94.3
Cumulative preference shares	0.5	0.5
Accumulated loss	(2 359.4)	(2 424.1)
Other comprehensive income	55.5	53.5
Total liabilities & stockholders’ equity	2 104.2	1 917.1

CHANGES IN STOCKHOLDERS’ EQUITY - US GAAP

(Unaudited)

	Quarter Mar 2004	(R m) Quarter Dec 2003	9 months to Mar 2004
Stockholders’ equity at the beginning of the period	570.5	376.9	39.1
Share capital issued	224.4	165.8	877.4
- for acquisition finance and cash	217.4	162.1	862.4
- for share options exercised & issue expenses	2.8	(0.3)	3.2
- for stock based compensation 4.2	4.0	11.8
Movement in retained income	66.7	27.8	(54.9)
- profit/(loss) applicable to stockholders	64.7	(7.1)	(104.5)
- mark-to-market on investments 1.7	(4.3)	20.6
- foreign currency adjustments and other	0.3	39.2	29.0
Stockholders’ equity at the end of the period	861.6	570.5	861.6

GROUP INCOME STATEMENTS - US GAAP

FINANCIAL RESULTS

(Unaudited)

	Quarter Mar 2004	(US$ m) Quarter Dec 2003	9 months to Mar 2004
Revenues
Product sales (Gold revenue)	88.4	84.7	235.9
Cost and expenses	(69.4)	(74.5)	(212.3)
Production costs	(71.9)	(73.0)	(211.7)
Movement in gold in process	3.0	(1.1)	0.7
Movement in rehabilitation provision	(0.5)	(0.4)	(1.3)
Other operating expenses
Depreciation and amortization	(3.6)	(5.7)	(19.0)
Impairment of assets	(1.2)	—	(1.1)
Employment termination costs	(1.6)	(0.8)	(7.8)
Management and consulting fees	(0.4)	(0.5)	(1.4)
Profit/(loss) on derivative instruments	2.9	(0.2)	(0.1)
Administration and general charges	(3.3)	(2.3)	(8.7)
Stock based compensation costs	(0.6)	(0.6)	(1.7)
Administration and general charges	(2.7)	(1.7)	(7.0)
Net operating income/(loss)	11.8	0.7	(14.5)
Non-operating income
Interest and dividends	1.2	1.7	4.5
Other income	0.5	0.5	1.8
Finance cost
Interest expense	(2.8)	(3.3)	(8.4)
Profit/(loss) before taxation and other items	10.7	(0.4)	(16.6)
Income and mining tax expense	(2.2)	(0.7)	(2.9)
Deferred taxation benefit/(expense)	1.2	(0.3)	6.0
Net loss applicable to stockholders	9.7	(1.4)	(13.5)
Basic profit/(loss) per share (cents)	4.2	(0.7)	(6.4)
Diluted profit/(loss) per share (cents)	3.2	(0.7)	(6.7)

GROUP CASH FLOW STATEMENTS

ABRIDGED

(Unaudited)

	Quarter Mar 2004	(US$ m) Quarter Dec 2003	9 months to Mar 2004
Net cash generated from operating activities	7.7	6.6	2.4
Working capital changes	14.1	(5.1)	14.5
Net cash used in investing activities	(7.9)	(83.6)	(90.1)
Net cash generated from financing activities	10.2	15.4	69.6
Net increase/(decrease) in cash & equivalents	24.1	(66.7)	(3.6)
Effect of exchange rate changes on cash	1.9	3.1	7.1
Cash and equivalents at beginning of period	21.9	85.5	44.4
Cash and equivalents at end of period	47.9	21.9	47.9

GROUP BALANCE SHEETS - US GAAP

ABRIDGED

(Unaudited)

	(US$ m)
	Quarter Mar 2004	Quarter Dec 2003
ASSETS
Current assets	82.9	57.9
Cash and cash equivalents	47.9	21.9
Receivables	18.2	19.2
Inventories	16.8	16.8
Mining assets	168.0	157.6
Cost	480.3	460.6
Accumulated depreciation & amortization	(312.3)	(303.0)
Other assets	80.3	72.7
Deferred income and mining tax	—	—
Non-current assets	80.3	72.7
Total assets	331.2	288.2
LIABILITIES & STOCKHOLDERS’ EQUITY
Current liabilities	76.1	63.3
Bank overdraft	5.7	3.4
Accounts payable and accrued liabilities	63.7	53.4
Short-term portion of long-term loans	6.7	6.5
Long-term loans	3.1	3.5
Convertible loan note	60.4	60.2
Derivative instruments (Eskom)	15.0	34.6
Deferred income and mining tax	6.9	8.8
Provision-environmental rehabilitation	34.0	32.2
Stockholders’ equity	135.7	85.6
Authorised
300 000 000 ordinary no par value shares
5 000 000 cumulative preference shares
Issued
231 998 228 ordinary no par value shares
5 000 000 cumulative preference shares
Stated capital and share premium	481.0	448.3
Additional paid in capital	39.4	38.8
Cumulative preference shares	0.1	0.1
Accumulated loss	(353.9)	(363.6)
Other comprehensive (loss)/income	(30.9)	(38.0)
Total liabilities & stockholders’ equity	331.2	288.2

CHANGES IN STOCKHOLDERS’ EQUITY - US GAAP

(Unaudited)

	Quarter Mar 2004	(US$ m) Quarter Dec 2003	9 months to Mar 2004
Stockholders’ equity at the beginning of the period	85.6	53.8	5.2
Share capital issued	33.3	24.6	122.4
- for acquisition finance and cash	32.4	24.0	120.2
- for share options exercised & issue expenses	0.3	—	0.5
- for stock based compensation	0.6	0.6	1.7
Movement in retained income	16.8	7.2	8.1
- profit/(loss) applicable to stockholders	9.7	(1.4)	(13.5)
- mark-to-market on investments	0.3	(0.7)	3.2
- foreign currency adjustments and other	6.8	9.3	18.4
Stockholders’ equity at the end of the period	135.7	85.6	135.7

NON-US GAAP FINANCIAL DATA

	Quarter Mar 2004	Quarter Dec 2003	9 months to Mar 2004

Cash cost per ounce	318	330	340
Total cost per ounce	357	398	417

Total Costs and Cash Costs

Total costs is a non-U.S. GAAP measurement that represents the full amount of costs incurred and represents the difference between revenues from gold bullion and related by-products delivered to refineries and profits or losses before taxation and includes the effects of any changes in accounting policy.

Total costs per ounce are calculated by dividing total costs by ounces of gold produced.

Cash costs are costs incurred directly in the production of gold and include labor costs, contractor and other related costs, inventory costs and electricity costs. Although described as “cash” costs, this measure is computed under the accrual method of accounting required under U.S. GAAP, but excludes certain non-cash amounts, such as depletion, depreciation and amortization, which are required to be included in measures computed under U.S. GAAP. Cash costs have been calculated on a consistent basis for all periods presented.

Cash costs should not be considered by investors as an alternative to net operating income or net profit applicable to common stockholders or as an alternative to other U.S. GAAP measures and may not be comparable to other similarly titled measures of other companies. However, we believe that cash costs and cash costs per ounce are useful indicators to investors and management of the performance of individual mines and our operations as a whole, as they provide:

•                                          an indication of a mine’s profitability and efficiency;

•                                          the trend in costs as the mine matures;

•                                          a measure of a mine’s gross margin per ounce, by comparison of the cash costs per ounce by mine to the price of gold;

•                                          an internal benchmark of performance to allow for comparison against other mines; and

•                                          a basis for benchmarking against other mining companies with similar assets.

During the annual planning process, cash cost per ounce targets are set for each month by our board of directors. These targets are adjusted for changes in exchange rates on a monthly basis. Variances are analyzed monthly, taking into account volume changes, production and labor efficiencies, price variances and changes of scope. For negative variances, a plan of action is agreed upon by management to address the situation.

The following table lists the components of cash costs for each of the years set forth below:

Costs	Quarter Mar 2004	Quarter Dec 2003	9 months to Mar 2004

Labor	50%	48%	50%
Contractor Services	21%	21%	19%
Inventory	20%	21%	20%
Electricity	9%	10%	11%

Cash costs do not include certain factors that bear on our overall financial performance, including gains and losses on financial instruments, depreciation and amortization and selling, administration and general charges.

A reconciliation of cash costs to total costs for each of the periods included in the table above is presented below. In addition, the table below also provides a reconciliation of cash costs per ounce to total costs per ounce for each of those periods.

	Quarter Mar 04		Quarter Dec 03
	US$m	US$/oz	US$m	US$/oz

Profit/(loss) before tax and other items	10.7		(0.4)
Add back: Product sales	(88.4)		(84.7)
Total cost	77.7	357	85.1	398
Adjusted for:
Finance cost	(2.8)	(13)	(3.3)	(15)
Non-operating income	1.7	8	2.3	10
Admin and general charges	(3.3)	(15)	(2.3)	(11)
Other operating costs	(4.1)	(19)	(11.2)	(52)
Cash operating costs	69.2	318	70.5	330

	9 months to Mar 04
	US$m	US$/oz

Loss before tax and other items	(16.6)
Add back: Product sales	(235.9)
Total cost	252.5	417
Adjusted for:
Finance cost	(8.4)	(14)
Non-operating income	6.3	10
Admin and general charges	(8.7)	(14)
Other operating costs	(36.3)	(60)
Cash operating costs	205.4	340

CONVERSION FACTORS
Balance Sheet : 31 Mar 04	US$1 = R 6.3525

Income Statement average:	Quarter Mar 04

Jan-04	US$1 = R 6.9297
Feb-04	US$1 = R 6.7777
Mar-04	US$1 = R 6.6500
Quarter	US$1 = R 6.7859
Quarter Dec 03
Oct-03	US$1 = R 6.9892
Nov-03	US$1 = R 6.7366
Dec-03	US$1 = R 6.5620
Quarter	US$1 = R 6.7629

SHARE OPTION SCHEME

The following summary provides information in respect of the Durban Roodepoort Deep (1996) Share Option Scheme as

at 31/03/2004:

	No. of options	% of issued Capital
In issue :	6 909 600	3.0
Options currently vested :	2 131 039	0.9

DIRECTORS - (*British)(**Australian)

Executives :

MM Wellesley-Wood (Executive Chairman)*

IL Murray (Chief Executive Officer and Chief Financial Officer)

Non-executives :

MP Ncholo ; RP Hume ; GC Campbell* ; DC Baker** ; D Blackmur**

Alternates :

A Lubbe ; D van der Mescht

Group Company Secretary : AI Townsend

INVESTOR RELATIONS

For further information, contact Ilja Graulich at :

Tel: (+27-11) 381-7800, Fax: (+27-11) 482-4641,

e-mail: Ilja.graulich@za.drdgold.com,

web site: http://www.durbans.com

45 Empire Road,

Parktown,

South Africa.

P O Box 390,

Maraisburg, 1700,

South Africa.